FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached there is an English translation of a letter distributed by Banco de Chile to the Chilean Financial Market Commission and local Stock Exchanges, informing them the date and matters to be addressed by the next Ordinary Shareholders Meeting to be held on March 26, 2020. The same information contained in this letter shall also be published in the Chilean newspaper “El Mercurio”, on the 9th, 16th and 23rd March, 2020.

Santiago, February 26th, 2020.

Mr.

Joaquín Cortez Huerta

President

Financial Market Commission

Present

Mr. President:

I inform you that the Board of Directors of Banco de Chile agreed to summon to an Ordinary Shareholders Meeting to be held on March 26th, 2020, at 10:00 o’clock, at the Bank’s Auditorium located at 930 Huérfanos Street, Santiago, in order to address the following matters:

a)	Approval of Annual Report, Balance Sheet, Financial Statement and External Auditors Report of Banco de Chile, for the year 2019

b)	Deduct and retain from the net income of the fiscal year ended on December 31, 2019, an amount equal to the correction of the paid capital value and reserves according to the Consumer Price Index variation occurred between November 2018 and November 2019, for an amount of CLP 92,239,840,420, which will be added to the account of retained earnings from previous fiscal years.

From the resulting balance, distribute, as a dividend, 70% of the remaining net income, corresponding to a dividend of CLP 3.47008338564 per each one of the 101,017,081,114 Bank shares, retaining the remaining 30% thereof. Such dividend will be distributed among those shareholders who own shares registered in their names, as of midnight of the fifth working day prior to the date of payment.

Thus, a distribution of 59.1% of the income for the fiscal year ended on December 31, 2019, will be proposed as a dividend.

The dividend, should this be approved by the Ordinary Shareholders Meeting, will be paid once the latter has ended, at the offices of the Bank.

c)	Board of Directors’ appointment

d)	Board of Directors’ remuneration

e)	Directors and Audit Committee’s remuneration and approval of their operational expenses budget

f)	External Auditors’ Appointment

g)	Ratification of Private Risk Assessors

h)	Directors and Audit Committee’s Report

i)	Information on related transactions pursuant to Chilean Corporations Act (Ley sobre Sociedades Anónimas), and

j)	Other matters pertinent to Ordinary Shareholders Meetings according to the Law and to the Bank’s bylaws.

 Likewise, attached herewith there are 3 samples of Banco de Chile’s Annual Report and Consolidated Financial Statement for the year 2019, along with the relevant External Auditor’s Report.

Sincerely,

Eduardo Ebensperger Orrego

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26th, 2020.

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
Chief Executive Officer